TEVA ANNOUNCES PLANNED DEPARTURE OF EYAL DESHEH,
GROUP EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Jerusalem, April 26, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) today confirmed that Eyal Desheh, Group Executive Vice President, Chief Financial Officer, will depart from Teva during the coming months. The Company will immediately commence a search to identify a successor to serve as Chief Financial Officer. Mr. Desheh will take part in the company’s upcoming Q1 earnings call on May 11th.

Mr. Desheh, 65, became Group Executive Vice President, Chief Financial Officer in 2008. From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer. Earlier in his career, from 1989 to 1996, he served as Teva’s Deputy Chief Financial Officer.

Dr. Yitzhak Peterburg, Interim President and CEO of Teva, stated, “Eyal has helped Teva grow into a leading global pharmaceutical company. The management team and I would like to thank Eyal for his many contributions, as well as his continued support during the transition.”

Eyal Desheh stated, “Yesterday, I celebrated my 65th birthday and I’m transitioning into the next phase of my career. It has been a privilege to serve for many years as Teva’s CFO alongside its exceptional management team and world-class employees. When I look back on my career with Teva, I am very proud of what we have accomplished as a Company. I look forward to working to ensure a seamless transition as Teva continues executing for shareholders in 2017.”

Dr. Sol J. Barer, Chairman of the Board of Directors, stated, “My highest priority is to identify and appoint Teva’s next Chief Executive Officer. We expect the Company’s new CEO to have a significant role in identifying Eyal’s successor.”

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities; our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights; our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings; our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks; other financial risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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